UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Taseko Mines Limited

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

876511106

(CUSIP Number)

Walied Soliman

Norton Rose Fulbright Canada LLP

Suite 3800, Royal Bank Plaza, South Tower, 200 Bay Street, P.O. Box 84, Toronto, Ontario, M5J 2Z4

Phone no. (416) 216-4820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons identified herein on January 13, 2016 (as amended and restated on March 9, 2016 and amended and supplemented on March 28, 2016 and April 15, 2016, respectively) with respect to the common shares (“Common Shares”), of Taseko Mines Ltd. (the “Issuer”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Item 4 as set forth below.

Item 4.      Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

As previously disclosed, in December 2015 and January and February 2016, the Reporting Persons acquired the Issuer’s 7.75% senior notes due 2019 with an aggregate cost of $6,040,323 (excluding accrued interest) (the “Notes”). The Reporting Persons acquired the Notes for investment purposes because it believed that they represented an attractive investment opportunity and because they intended to pursue a concerned shareholder campaign in respect of the Issuer. The Reporting Persons also acquired the Notes in part for the secondary purpose of limiting losses to the equity and bond investment, in the event that the Issuer were to become insolvent or enter bankruptcy proceedings, and to offer the Reporting Persons an ability to participate as a creditor if such proceedings are initiated.

In addition to the Notes acquired by the Reporting Persons, Raging River Capital 2 LLC (“RC 2 LLC”), a Delaware limited liability company established solely as an investment vehicle for Notes of the Issuer, acquired in December 2015 and February 2016, the Issuer’s 7.75% senior notes due 2019 with an aggregate cost of $2,873,737 (excluding accrued interest) (the “Additional Notes”). RC 2 LLC does not own any securities of the Issuer other than the Additional Notes. RC 2 LLC acquired the Additional Notes for investment purposes because it believed that they represented an attractive investment opportunity and provided a favorable yield.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2016
RAGING RIVER CAPITAL LP, by its General Partner, RAGING RIVER CAPITAL GP LLC

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik
	Title:	Authorized Signatory

RAGING RIVER CAPITAL GP LLC

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik
	Title:	Authorized Signatory

GRANITE CREEK PARTNERS, LLC

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik
	Title:	Managing Partner

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik

WESTWOOD CAPITAL LLC

	By:	/s/ HENRY PARK
	Name:	Henry Park
	Title:	Chief Investment Officer and Principal

	By:	/s/ HENRY PARK
	Name:	Henry Park

PAUL M. BLYTHE MINING ASSOCIATES INC.

	By:	/s/ PAUL BLYTHE
	Name:	Paul Blythe
	Title:	President

	By:	/s/ PAUL BLYTHE
	Name:	Paul Blythe

	By:	/s/ NATHAN MILIKOWSKY
	Name:	Nathan Milikowsky

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).